Exhibit 4.1

DESCRIPTION OF COMMON STOCK

General

The following description is a summary that is not complete and is qualified in its entirety by reference to the certificate of incorporation, as amended (the “Certificate of Incorporation”), and the bylaws, as amended (the “Bylaws”), of Emerson Radio Corp., a Delaware corporation (the “Company”), each of which has been filed with the Securities and Exchange Commission. Additionally, the following description of certain provisions of Delaware law is not complete and is qualified by reference to the Delaware General Corporation Law (“DGCL”).

The authorized capital stock of the Company consists of 75,000,000 shares of common stock, $0.01 par value per share (the “Common Stock”), and 10,000,000 shares of undesignated preferred stock, $0.01 par value per share (the “Preferred Stock”), of which 10,000 shares of Preferred Stock have been designated Series A Preferred Stock. The rights, powers, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that the Company may designate and issue in the future.

Common Stock

Each share of Common Stock has one vote on all matters to which stockholders are entitled or permitted to vote upon, including the election of directors. There are no cumulative voting rights. Shares of Common Stock would participate ratably in any distribution of assets in a liquidation, dissolution or winding up of the Company subject to prior distribution rights of any shares of Preferred Stock then outstanding. The Common Stock has no preemptive rights or conversion rights nor are there any redemption or sinking fund provisions applicable to the Common Stock. Subject to the rights of the holders of the Series A Preferred Stock, holders of Common Stock are entitled to participate in dividends if and when declared by the Company’s Board of Directors out of funds legally available therefor.

The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

The Common Stock is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended, and is listed on the NYSE American under the symbol “MSN.”

Potential Anti-Takeover Implications of Certain Provisions of Governing Documents

The Company’s Certificate of Incorporation contains an express election not to be governed by Section 203 of the DGCL. Section 203 provides generally that a corporation may not engage in certain transactions with an “interested stockholder” (as defined) within a period of three years after the interested stockholder becomes such, unless certain conditions are met.

In addition, certain provisions of the Company’s Certificate of Incorporation and Bylaws, including provisions (i) authorizing the Board of Directors to create new series of Preferred Stock, (ii) providing that any action requiring stockholder consent must be effected at a meeting as opposed to by consent in writing and (iii) setting forth that directors may only be removed for cause, upon the affirmative vote of at least 80% of the voting securities then outstanding, voting together as a single class, may make it more difficult for a third party to make, or may discourage a third party from making, an acquisition proposal for the Company or initiating a proxy contest and may thereby inhibit a change in control of the Company or the removal of incumbent management or directors.